AMENDMENT NO. 1 TO

RESTATED CERTIFICATE OF FORMATION

OF

SWIFT ENERGY COMPANY

a Texas corporation

Pursuant to the provisions of Chapter 3, Subchapter B, of the Texas Business Organizations Code, Swift Energy Company (the “Corporation”) adopts the following Articles of Amendment to its Restated Certificate of Formation:

ARTICLE I

Article IV of the Restated Certificate of Formation is hereby amended by deleting all of the text of such section and replacing it with the following in substitution thereof:

“The aggregate number of shares of all classes of stock which the Corporation shall have authority to issue is 155 million shares, consisting of (a) 150 million shares of Common Stock, par value $.01 per share (“Common Stock”), and (b) 5 million shares of Preferred Stock, par value $.01 per share (“Preferred Stock”).

The Board of Directors shall issue Preferred Stock from time to time at its option for such consideration and pursuant to such terms and conditions as it may decide.  The Board of Directors shall determine the relative rights and preferences of the Preferred Stock and Common Stock and may, at its option, divide such Preferred Stock into series and determine variations, if any, between any series so established.”

Executed effective as of this 10th day of May, 2011.

/s/ Bruce H. Vincent
Bruce H. Vincent Secretary